August 19, 2016

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Mail Stop 3561
Washington, D.C. 20549
Attention: Jennifer Thompson

Re:    Etsy, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Response Dated August 4, 2016
File No. 001-36911

Dear Ms. Thompson:
Etsy, Inc. (“Etsy”) submits this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated August 5, 2016. For your convenience, we have repeated the comments in italicized, bold print, and Etsy’s response is provided below the comment.
Form 10-K for the Fiscal Year Ended December 31, 2015

Item 8. Financial Statements and Supplementary Data
Note 11—Income Taxes, page 94
1.We note your response to comment 3. Since the disclosures on page 97 that are referenced in your response describe a deferred tax liability and unrecognized tax benefits that are classified within “other liabilities,” we do not believe those disclosures concerning liabilities clearly explain to your investors the assets on your balance sheet titled “Deferred tax charge – current” and “Deferred tax charge – net of current portion.”
Please revise your tax footnote in future filings to also explain the assets you recorded related to updating your global corporate structure.
Response:
In response to the Staff’s comments, we will revise our tax footnote in future filings to explain the assets we recorded related to updating our global corporate structure.

August 19, 2016

For example, we intend to revise our tax footnote in future filings as follows:
Form 10-K example:
“In January 2015, the Company implemented an updated global corporate structure to more closely align with its global operations and future expansion plans outside of the United States. The new structure changed how the Company uses its intellectual property and implemented certain intercompany arrangements. The Company believes this may eventually result in a reduction in its overall effective tax rate and other operational efficiencies. The revised structure resulted in the setup of a deferred tax liability in the amount of $66.0 million on the taxable gain created in the transaction. In addition, the Company recorded an asset of $66.0 million for the deferred tax charge representing the future income tax which will be amortized into income tax expense over five years.
The amount of unrecognized tax benefits, included in the consolidated balance sheets, increased $____ million in the year ended December 31, 2016, from $22.2 million at December 31, 2015 to $___ million at December 31, 2016. In January 2015, the Company recorded an asset of $19.7 million for the deferred tax charge representing the future unrecognized tax benefit which will be amortized into income tax expense over five years. The total amount of unrecognized tax benefits that, if recognized, would favorably affect the effective tax rate is $____ million at December 31, 2016.
During 2016, a total of $___ million was amortized into tax expense ($___ million related to the updated global corporate structure and $___ million related to the unrecognized tax benefit thereon). At December 31, 2016, the Company had a total Deferred tax charge of $___ million, of which $___ million is expected to amortize in the next twelve months and, therefore, is classified as Deferred tax charge - current and $___ million is Deferred tax charge, net of current portion. ”
Form 10-Q example:
“In January 2015, the Company implemented an updated global corporate structure to more closely align with its global operations and future expansion plans outside of the United States. The new structure changed how the Company uses its intellectual property and implemented certain intercompany arrangements. The Company believes this may eventually result in a reduction in its overall effective tax rate and other operational efficiencies. The revised structure resulted in the setup of a deferred tax liability in the amount of $66.0 million on the taxable gain created in the transaction. In addition, the Company recorded an asset of $66.0 million for the deferred tax charge representing the future income tax which will be amortized into income tax expense over five years.

August 19, 2016

The amount of unrecognized tax benefits included in the consolidated balance sheets increased $___ million in the three months ended September 30, 2016, from $22.2 million at December 31, 2015 to $___ million at September 30, 2016. In January 2015, the Company recorded an asset of $19.7 million for the deferred tax charge representing the future unrecognized tax benefit which will be amortized into income tax expense over five years. The total amount of unrecognized tax benefits that, if recognized, would favorably affect the effective tax rate is $___ million at September 30, 2016.
During the three and nine months ended September 30, 2016, a total of $___ million and $___ million, respectively, was amortized into tax expense ($___ million and $___ million, respectively, related to the updated global corporate structure, and $___ million and $___ million, respectively, related to the unrecognized tax benefit thereon). At September 30, 2016, the Company had a total Deferred tax charge of $___ million, of which $___ million is expected to amortize in the next twelve months and therefore is classified as Deferred tax charge - current and $___ million is Deferred tax charge, net of current portion. ”
* * *
Please do not hesitate to contact me if you have any questions or would like additional information regarding this letter.

Very truly yours,

/s/ Kristina Salen
Kristina Salen
Chief Financial Officer

cc:    Chad Dickerson, Chair, President & CEO
Jordan Breslow, General Counsel and Secretary
Richard C. Blake, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
David Silverman, PricewaterhouseCoopers LLP